UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-15799

CUSIP NUMBER 50575Q102 50575Q201

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	DECEMBER 31, 2014

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Report Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ladenburg Thalmann Financial Services Inc.
Full Name of Registrant

Former Name if Applicable

4400 Biscayne Blvd., 12th Floor
Address of Principal Executive Office (Street and Number)

Miami, Florida 33137
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ladenburg Thalmann Financial Services Inc. (the “Company”) will not be able to timely file its Annual Report on Form 10-K for the year ended December 31, 2014 (“Form 10-K”) due to additional time required by the Company to complete the reconciliation of its effective tax rate, which could not be eliminated without unreasonable effort or expense.  The Company anticipates filing the Form 10-K within the fifteen day extension period provided by Rule 12b-25.

PART IV. OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Brett H. Kaufman		(305)	572-4100
	(Name)		(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

	☒	Yes	☐	No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	☒	Yes	☐	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the acquisitions completed during the year ended December 31, 2014, the Company anticipates that its consolidated statement of operations for the year ended December 31, 2014 when filed will differ materially from the prior fiscal year. The Company’s total revenues and total expenses for the year ended December 31, 2014 were $921.3 million and $911.3 million, respectively, compared with $793.1 million and $790.6 million, respectively, for the year ended December 31, 2013. The Company’s income before income taxes for the year ended December 31, 2014 was $10.0 million compared with income before income taxes of $2.4 million for the year ended December 31, 2013.

Ladenburg Thalmann Financial Services Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2015	By	/s/ Brett H. Kaufman
Brett H. Kaufman Senior Vice President and Chief Financial Officer